# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Karbon Capital Partners Corp., CIK 0002088749
CUSIP: G5225W126
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 321 Biden Street, 12th Floor, Scranton, Pennsylvania (PA), 18505
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002100658

## Reporting persons
- Karbon Capital Partners Core Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,515,000; sole dispositive power 0; shared dispositive power 9,515,000; aggregate amount beneficially owned 9,515,000 (21.6% of the class)
- Thomas F. Karam: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 9,515,000; sole dispositive power 0; shared dispositive power 9,515,000; aggregate amount beneficially owned 9,515,000 (21.6% of the class)
- Jeffrey Zajkowski: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 9,515,000; sole dispositive power 0; shared dispositive power 9,515,000; aggregate amount beneficially owned 9,515,000 (21.6% of the class)

## Item 1. Issuer
Name of issuer: Karbon Capital Partners Corp.
Address of issuer's principal executive offices: 321 Biden Street, 12th Floor, Scranton, Pennsylvania 18505

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Karbon Capital Partners Core Holdings, LLC ("Karbon Capital Partners CH")
Thomas F. Karam
Jeffrey Zajkowski
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is 321 Biden Street, 12th Floor, Scranton, Pennsylvania 18505.
Citizenship: Karbon Capital Partners CH is organized under the laws of the State of Delaware. Thomas F. Karam and Jeffrey Zajkowski are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Class A Ordinary Shares of the Issuer as of December 31, 2025, based upon 35,390,000 shares of Class A Ordinary Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 23, 2026. The ownership information also assumes the respective conversion of the Class B Ordinary Shares, par value $0.0001 per share ("Class B Ordinary Shares") of the Issuer into shares of Class A Ordinary Shares on a one-to-one basis.

Karbon Capital Partners CH is the beneficial owner of 9,515,000 shares of Class A Ordinary Shares, which consists of (i) 890,000 shares of Class A Ordinary Shares and (ii) 8,625,000 shares of Class A Ordinary Shares underlying Class B Ordinary Shares. Thomas F. Karam and Jeffrey Zajkowski are the managers of Karbon Capital Partners CH, and as such, they may be deemed to have or share beneficial ownership of the securities held directly by Karbon Capital Partners CH. Mr. Karam and Mr. Zajkowski each disclaim any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
Percent of class: 21.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 9,515,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 9,515,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Karbon Capital Partners Core Holdings, LLC: /s/ Thomas F. Karam, Thomas F. Karam, Manager (02/17/2026)
- Thomas F. Karam: /s/ Thomas F. Karam, Thomas F. Karam (02/17/2026)
- Jeffrey Zajkowski: /s/ Jeffrey Zajkowski, Jeffrey Zajkowski (02/17/2026)